Rotterdam, December 26, 2006. Mittal Steel Company NV announced that, on December 22, 2006, ThyssenKrupp AG initiated summary legal proceedings against Mittal Steel in the District Court in Rotterdam alleging that Mittal Steel has breached a Letter Agreement between Mittal Steel and ThyssenKrupp, dated January 26, 2006, with respect to the sale of Dofasco Inc., the North American steelmaker, to ThyssenKrupp.

ThyssenKrupp alleges that Mittal Steel has breached the Letter Agreement by failing to cause Arcelor SA to initiate litigation against the Strategic Steel Stichting, an independent Dutch foundation which currently holds 89% of Dofasco’s shares, to force the Stichting to transfer the Dofasco shares to Arcelor so as to permit their sale to ThyssenKrupp. The suit seeks a Court order directing Mittal Steel to cause Arcelor to commence summary proceedings in the Dutch courts to force the Stichting to return the Dofasco shares to Arcelor and imposing a penalty of €500,000 per day for each day that Mittal Steel fails to do so. A hearing on ThyssenKrupp’s suit has been scheduled for January 11, 2007 before the President of the District Court in Rotterdam.

“ThyssenKrupp’s suit is entirely without merit,” said Simon Evans, Mittal Steel’s general counsel. “Mittal Steel is very surprised and disappointed that ThyssenKrupp has initiated this lawsuit since Mittal Steel has taken all reasonable actions to comply with the Letter Agreement and to obtain the dissolution of the Stichting. Moreover, as ThyssenKrupp is well aware from ongoing discussions, neither Mittal Steel nor Arcelor has yet made a final decision regarding possible litigation against the Stichting.” Mittal Steel is continuing to consider the possibility of litigation against the Stichting with its Dutch legal advisors, although Mittal Steel has been advised that the prospects for success of such litigation are remote.

The January 26 Letter Agreement between Mittal Steel and ThyssenKrupp provides that, if Mittal Steel was successful in its tender offer for Arcelor and was able to exert management control “with the ability to sell Dofasco,” Mittal Steel would cause Arcelor to sell Dofasco to ThyssenKrupp. During March and April 2006, Arcelor acquired 100% of the shares of Dofasco. On April 3, 2006, Arcelor transferred 89% of the shares of Dofasco to the Stichting, an independent foundation under Dutch law, thereby removing Arcelor’s ability to sell or otherwise dispose of such shares without the Stichting’s consent. On June 25, 2006, Mittal Steel and Arcelor agreed to the terms of a recommended offer, pursuant to which Mittal Steel has now acquired over 94% of the stock of Arcelor. On August 1, 2006, in order to resolve certain U.S. competition concerns, the U.S. Department of Justice filed with the U.S. District Court in Washington, D.C. a Consent Decree in which Mittal Steel agreed to use its best efforts to sell Dofasco to ThyssenKrupp or, if Dofasco cannot be sold due to the Stichting, to sell certain alternative assets.

By resolutions adopted respectively on September 25 and on October 11, the Boards of Directors of Mittal Steel and Arcelor formally requested that the Stichting dissolve and return the Dofasco shares to Arcelor. On November 10, the Stichting’s board of directors unanimously decided not to dissolve and to retain the Dofasco shares, thereby continuing to prevent their sale. Mittal Steel continues to consider possible options for obtaining the dissolution of the Stichting and the return of the Dofasco shares; however, as noted, Mittal Steel’s Dutch legal advisors have advised that the prospects for achieving this objective by means of legal proceedings against the Stichting are remote.

About Arcelor Mittal

Arcelor Mittal is the world’s number one steel company, with 330,000 employees in more than 60 countries. The company brings together the world’s number one and number two steel companies, Arcelor and Mittal Steel.

Arcelor Mittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

Arcelor Mittal key pro forma financials for the first nine months of 2006 show combined revenues of USD 65.4 billions, with approximate production capacity of 130 million tonnes a year, representing around 10 per cent of world steel output.

Arcelor Mittal is currently listed under the legal entity Mittal Steel NV on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations

Continental Europe 352 4792 2414

UK/Asia/Africa 44 207 543 1172

Americas 1 312 899 3569

Retail 352 4792 2434

SRI 352 4792 2902

Contact information Arcelor Mittal Communications

E-mail: press@arcelormittal.com

Phone: 352 4792 5000

Arcelor Mittal Corporate Communications

Nicola Davidson 44 207 543 1162 / 1172

Luc Scheer 352 4792 2360

Jean Lasar : 352 4792 2359

Maitland Consultancy:

Philip Gawith / Lydia Pretzlik 44 20 7379 5151

North America

Bill Steers 1 312 899 3817

France

Sandra Luneau 33 1 71 92 00 58

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Tiphaine Hecketsweiler 33 1 5370 7470

Spain

Ignacio Agreda 34 94 489 4162

Oscar Fleites 34 98 512 60 29